UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

Celsion Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

15117N404

(CUSIP Number)

June 20, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117N404	13G	Page 2 of 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EGWU, Inc., formerly known as Egen, Inc.[1] 87-0609894
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Alabama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,712,188
	6.	SHARED VOTING POWER NONE
	7.	SOLE DISPOSITIVE POWER 2,712,188
	8.	SHARED DISPOSITIVE POWER NONE
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,712,188
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.75% based on the total outstanding shares of common stock as of June 26,2014
12.	TYPE OF REPORTING PERSON (see instructions) CO

1 The shares were originally issued in the name of Egen, Inc. and Egen, Inc. subsequently changed its corporate name to EGWU, Inc.

CUSIP No. 15117N404	13G	Page 3 of 6

Item 1.

(a)	Name of Issuer Celsion Corporation

(b)	Address of Issuer’s Principal Executive Offices 997 Lenox Drive, Suite 100 Lawrenceville , NJ 08648

Item 2.

(a)	Name of Person Filing EGWU, Inc., formerly known as Egen, Inc.[2]

(b)	Address of the Principal Office or, if none, residence 601 Genome Way Suite 3400 Huntsville, Alabama 35806

(c)	Citizenship State of Alabama

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 15117N404

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

2 The shares were originally issued in the name of Egen, Inc. and Egen, Inc. subsequently changed its corporate name to EGWU, Inc.

CUSIP No. 15117N404	13G	Page 4 of 6

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,712,188

(b)	Percent of class: 15.75% based on the total outstanding shares of common stock as of June 26,2014

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 2,712,188

(ii)	Shared power to vote or to direct the vote NONE

(iii)	Sole power to dispose or to direct the disposition of 2,712,188

(iv)	Shared power to dispose or to direct the disposition of NONE

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

CUSIP No. 15117N404	13G	Page 5 of 6

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 15117N404	13G	Page 6 of 6

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

06/27/2014
Date

/s/ J. Milton Harris
Signature

J. Milton Harris, President
Name/Title